SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc

2. Name of director

Jonathan Bloomer, Philip Broadley, Clark Manning, Michael McLintock, G Mark Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Jonathan Bloomer, Philip Broadley, Clark Manning, Michael McLintock, G Mark Wood

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

The conditional awards made under the Restricted Share Plan in April 2002 have not resulted in a grant of options and consequently the directors named below have ceased to be interested in the shares stated.

Jonathan Bloomer: 185,803 shares
Philip Broadley: 90,210 shares
Clark Manning: 112,342 shares
Michael McLintock: 31,778 shares
G Mark Wood: 92,260 shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

See 6 above

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 5p each

12. Price per share

N/A

13. Date of transaction

8 April 2005

14. Date company informed

8 April 2005

15. Total holding following this notification

Jonathan Bloomer - 1,529,115 shares
Philip Broadley - 374,186 shares
Clark Manning - 369,175 shares
Michael McLintock - 222,674 shares
G Mark Wood - 463,281 shares

16. Total percentage holding of issued class following this notification

Jonathan Bloomer - 0.07%
Philip Broadley - 0.02%
Clark Manning - 0.02%
Michael McLintock - 0.01%
G Mark Wood - 0.02%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information



24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 2027

25. Name and signature of authorised company official responsible for making this notification

Robert Walker, Deputy Group Secretary, 020 7548 3848

Date of Notification

8 April 2005




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 April 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Robert Walker

                                              Robert Walker
                                              Deputy Group Secretary